EXHIBIT (12)

Computation of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2002	2001	2000	1999	1998
Income before provision for income taxes And fixed charges (Note A)	$70,138,328	$43,475,564	$63,197,851	$59,759,998	$63,261,581
Fixed charges:
Interest on first mortgage bonds	$15,974,479	$17,397,010	$17,414,513	$17,599,720	$17,012,160
Amortization of debt discount and
Expense less premium	989,198	1,087,564	1,042,217	873,863	861,673
Interest on short-term debt	713,189	2,229,216	1,247,690	1,673,077	659,741
Interest on notes payable	7,994,285	7,899,736	7,899,171	929,150	1,500
Interest on trust preferred distributions by
sub. holding solely parent debentures	4,250,000	3,541,667	0	0	0
Other interest	1,220,764	896,567	437,621	363,632	345,590
Rental expense representative of an Interest factor (Note B)	19,832	20,890	39,485	150,417	157,579
Total fixed charges	$31,161,747	$33,072,650	$28,080,697	$21,589,859	$19,038,243

Ratio of income before provision for Income taxes to net income	1.527	1.000	1.487	1.722	1.561

Ratio of earnings to fixed charges	2.25	1.31	2.25	2.77	3.32

NOTE A:  For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:  One-third of rental expense (which approximates the interest factor).